

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Mr. Lawrence Miller
President and Chief Executive Officer
StoneMor Partners L.P.
311 Veterans Highway, Suite B
Levittown, Pennsylvania 19056

     RE: StoneMor Partners L.P.
               Forms 10-K for the fiscal year ended December 31, 2010
               Filed March 30, 2011, and
               Forms 10-Q for the periods ended March 31 and June 30, 2011
               Filed May 10, 2011 and August 9, 2011, respectively
               File No. 0-50910

Dear Mr. Miller:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Robert S. Littlepage for

               Larry Spirgel
               Assistant Director